Exhibit 3.85

State of Delaware

Secretary of State

Division of Corporations

Delivered 12:16 PM 05/26/2004

Filed 12:12 PM 05/26/2004

SRV 040390097-2967799 File

THIRD AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
ABOUT, INC.

About, Inc. (the “Corporation”), a corporation organized and existing under the laws of the State of Delaware, DOES HEREBY CERTIFY:

A.            The name of the Corporation is About, Inc.  The Corporation was originally incorporated under the name “MiningCo.com, Inc.”  The Corporation’s original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on November 17, 1998.  The Corporation’s Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on December 15, 1998.  The Corporation’s Second Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on March 29, 1999.

B.            This Third Amended and Restated Certificate of Incorporation, which amends and restates the Second Amended and Restated Certificate of Incorporation in its entirety, was duly adopted in accordance with Sections 228, 242 and 245 of the Delaware General Corporation Law (the “DGCL”).

C.            The Third Amended and Restated Certificate of Incorporation of the Corporation shall read in its entirety as follows:

ARTICLE I

Section 1.1 Name. The name of the Corporation is About, Inc.

ARTICLE II

Section 2.1 Address.  The registered office and registered agent of the Corporation is the Corporation Trust Company, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801.

ARTICLE III

Section 3.1 Purpose.  The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the DGCL.

ARTICLE IV

Section 4.1 Capital Stock.  The amount of the total authorized capital stock of the Corporation is 1,000 shares, all of which are of a par value of $0.01 each and classified as Common Stock.

ARTICLE V

Section 5.1  Duration.  The duration of the Corporation shall be perpetual.

ARTICLE VI

Section 6.1  Directors’ Personal Liability.  The personal liability of all of the directors of the Corporation is hereby eliminated to the fullest extent allowed as provided by the DGCL, as the same may be supplemented and amended.

ARTICLE VII

Section 7.1  Indemnification.   The Corporation shall, to the fullest extent legally permissible under the provisions of the DGCL, as the same may be amended and supplemented, indemnify and hold harmless any and all persons whom it shall have power to indemnify under said provisions from and against any and all liabilities (including expenses) imposed upon or reasonably incurred by him in connection with any action, suit or other proceeding in which he may be involved or with which he may be threatened, or other matters referred to in or covered by said provisions both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director or officer of the Corporation. Such indemnification provided shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any Bylaw, Agreement or Resolution adopted by the shareholders of the Corporation entitled to vote thereon after notice.

Dated on this 26th day of May, 2004.

Beverly C. Chell, Secretary